ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-263376
Dated August 3, 2023

Contingent Income Callable Securities due on or about August 14, 2025

Based on the Performance of the Shares of the Invesco S&P 500® Equal Weight ETF

This document provides a summary of the terms of the Contingent Income Callable Securities (the “securities”). Investors should carefully review the accompanying preliminary pricing supplement for the securities, the accompanying product supplement and the accompanying prospectus, as well as the “Risk Considerations” section below, before making an investment decision.

The securities do not guarantee any return of principal at maturity. Investors will not participate in any appreciation of the underlying fund and must be willing to accept the risk of not receiving any contingent payments over the term of the securities. The securities are unsubordinated, unsecured debt obligations issued by UBS AG (“UBS”), and all payments on the securities are subject to the credit risk of UBS. As used in this document, “we,” “us,” or “our” refers to UBS.

SUMMARY TERMS
Issuer:	UBS AG London Branch
Underlying fund:	Shares of the Invesco S&P 500® Equal Weight ETF (Bloomberg Ticker: “RSP UP”)
Stated principal amount:	$1,000.00 per security
Pricing date:	Expected to be August 11, 2023
Original issue date:	Expected to be August 16, 2023 (3 business days after the pricing date; see preliminary pricing supplement).
Final valuation date:	Expected to be August 11, 2025, subject to postponement for certain market disruption events and as described in the accompanying product supplement.
Maturity date:	Expected to be August 14, 2025, subject to postponement for certain market disruption events and as described in the accompanying product supplement.
Issuer call feature:

UBS may call the securities in whole, but not in part, on any determination date (other than the final determination date) regardless of the closing price of the underlying fund. If UBS elects to call the securities prior to maturity, we will pay the issuer call amount on the first contingent payment date immediately following the related determination date and no further payments will be made on the securities. Before UBS elects to call the securities, UBS will deliver written notice to the trustee.

Issuer call amount:	The issuer call amount will be an amount equal to (i) the stated principal amount plus (ii) any contingent payment otherwise payable with respect to the related determination date.
Contingent coupon:	■

If, on any determination date, the closing price of the underlying fund or final price, as applicable, is equal to or greater than the coupon barrier level, we will pay a contingent payment of $20.50 (equivalent to 8.20% per annum of the stated principal amount) per security on the related contingent payment date.

■

If, on any determination date, the closing price of the underlying fund or final price, as applicable, is less than the coupon barrier level, no contingent payment will be made with respect to that determination date.

Determination dates:	Quarterly (as set forth on the cover of the preliminary pricing supplement), subject to postponement for non-trading days and certain market disruption events.
Contingent payment dates:	Quarterly (as set forth on the cover of the preliminary pricing supplement), subject to postponement for non-business days and certain market disruption events.
Payment at maturity:	■

If UBS does not elect to call the securities the final price is equal to or greater than the downside threshold level, UBS will pay you a cash payment per security on the maturity date equal to (i) the stated principal amount plus (ii) the contingent payment otherwise payable with respect to the final determination date.

■

If UBS does not elect to call the securities and the final price is less than the downside threshold level, UBS will pay you a cash payment that is less than the stated principal amount, if anything, resulting in a percentage loss that is equal to the underlying return, for an amount equal to (i) the stated principal amount plus (ii) the stated principal amount times the underlying return.

If UBS does not elect to call the securities and the final price is less than the downside threshold level, investors will lose a significant portion and may lose all of their initial investment.

Underlying return:	The quotient, expressed as a percentage of the following formula: (final price − initial price) / initial price
Coupon barrier level:	80.00% of the initial price, as may be adjusted in the case of certain adjustment events as described in the accompanying product supplement.
Downside threshold level:	80.00% of the initial price, as may be adjusted in the case of certain adjustment events as described in the accompanying product supplement.
Initial price:	The closing price of the underlying fund on the pricing date, as may be adjusted in the case of certain adjustment events as described in the accompanying product supplement.
Final price:	The closing price of the underlying fund on the final determination date
CUSIP / ISIN:	90279GW54 / US90279GW549
Listing:	The securities will not be listed or displayed on any securities exchange or any electronic communications network.
Commission:	2.00% of the aggregate principal amount.
Estimated initial value:	Expected to be between $930.30 and $960.30 per security. See “Risk Factors” in the preliminary pricing supplement.
Preliminary pricing supplement	https://www.sec.gov/Archives/edgar/data/1114446/000183988223020527/ubs_424b2-10892.htm

HYPOTHETICAL PAYOUT

The below figures are based on a hypothetical downside threshold level of 80.00% of a hypothetical initial price and are purely hypothetical (the actual terms of your security will be determined on the pricing date and will be specified in the final pricing supplement).

Hypothetical Payment at Maturity if UBS Does Not Elect to Call the Securities

Percentage Change in Underlying Fund	Payment at Maturity (excluding any contingent coupon payable at maturity)
+50.00%	$1,000.00
+40.00%	$1,000.00
+30.00%	$1,000.00
+20.00%	$1,000.00
+10.00%	$1,000.00
0.00%	$1,000.00
-10.00%	$1,000.00
-20.00%	$1,000.00
-21.00%	$790.00
-30.00%	$700.00
-40.00%	$600.00
-50.00%	$500.00
-60.00%	$400.00
-70.00%	$300.00
-80.00%	$200.00
-90.00%	$100.00
-100.00%	$0.00

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You will find a link to the accompanying preliminary pricing supplement for the securities above and links to the accompanying product supplement and accompanying prospectus for the securities under “Additional Information About UBS and the Securities” in the preliminary pricing supplement, which you should read and understand prior to investing in the securities.

The issuer has filed a registration statement (including a prospectus as supplemented by a product supplement and the preliminary pricing supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying prospectus in that registration statement and the other documents the issuer has filed with the SEC, including the accompanying preliminary pricing supplement and the accompanying product supplement for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-833-653-0401. Our Central Index Key, or CIK, on the SEC web site is 0001114446.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.

Risks Relating to Return Characteristics

▪Risk of loss at maturity. The securities differ from ordinary debt securities in that UBS will not necessarily repay the stated principal amount of the securities at maturity. If UBS does not elect to call the securities prior to maturity, UBS will repay you the stated principal amount of your securities in cash only if the final price is equal to or greater than the downside threshold level and will only make such payment at maturity. If UBS does not elect to call the securities prior to maturity and the final price is less than the downside threshold level, you will lose a significant percentage or all of your principal amount equal to the underlying return.

▪Contingent repayment of stated principal amount only at maturity.

▪You may not receive any contingent payments.

▪Your potential return on the securities is limited, you will not participate in any increase in the price of the underlying fund from the initial price and will not have the same rights as holders of the underlying fund.

▪Higher contingent payments or a lower downside threshold level or coupon barrier may reflect greater expected volatility of the underlying fund, and greater expected volatility generally indicates an increased risk of loss at maturity.

▪Reinvestment risk.

▪An investment in securities with contingent payment and issuer call features may be more sensitive to interest rate risk than an investment in securities without such features.

Risks Relating to Characteristics of the Underlying Fund

▪Market risk.

▪The price of the underlying fund may not completely track the price of the underlying constituents.

▪Fluctuation of NAV.

▪Failure of the underlying fund to track the price of its target index.

▪The underlying fund utilizes a passive indexing investment approach.

▪There can be no assurance that the investment view implicit in the securities will be successful.

▪There is no affiliation between the sponsor, index sponsor or any underlying constituent issuer and UBS, and UBS is not responsible for any disclosure by any such entity.

Estimated Value Considerations

▪The issue price you pay for the securities will exceed their estimated initial value.

▪The estimated initial value is a theoretical price and the actual price that you may be able to sell your securities in any secondary market (if any) at any time after the pricing date may differ from the estimated initial value.

▪Our actual profits may be greater or less than the differential between the estimated initial value and the issue price of the securities as of the pricing date.

Risks Relating to Liquidity and Secondary Market Price Considerations

▪There may be little or no secondary market for the securities.

▪The price at which UBS Securities LLC and its affiliates may offer to buy the securities in the secondary market (if any) may be greater than UBS’ valuation of the securities at that time, greater than any other secondary market prices provided by unaffiliated dealers (if any) and, depending on your broker, greater than the valuation provided on your customer account statements.

▪Price of securities prior to maturity.

▪Impact of fees and the use of internal funding rates rather than secondary market credit spreads on secondary market prices.

Risks Relating to Hedging Activities and Conflicts of Interest

▪Potential conflicts of interest.

▪Hedging and trading activities by the calculation agent and its affiliates could potentially affect the value of, and any amounts payable on, the securities.

▪Potentially inconsistent research, opinions or recommendations by UBS.

▪Potential UBS impact on the underlying fund or any underlying constituents.

Risks Relating to General Credit Characteristics

▪Any payment on the securities is subject to the creditworthiness of UBS.

▪The securities are not bank deposits.

▪If UBS experiences financial difficulties, FINMA has the power to open restructuring or liquidation proceedings in respect of, and/or impose protective measures in relation to, UBS, which proceedings or measures may have a material adverse effect on the terms and market value of the securities and/or the ability of UBS to make payments thereunder.

Risks Relating to U.S. Federal Income Taxation

▪Uncertain tax treatment. Significant aspects of the tax treatment of the securities are uncertain. You should consult your tax advisor about your tax situation. See “Tax Considerations” herein and “Material U.S. Federal Income Tax Consequences”, including the section “— Securities Treated as Prepaid Derivatives or Prepaid Forwards with Associated Contingent Coupons”, in the accompanying product supplement.

Underlying Fund

For information about the underlying fund, including historical performance information, see “Information About the Underlying Fund” in the preliminary pricing supplement.

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